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                                                                     EXHIBIT 1.3

PRESS RELEASE                                     Contact:  Kenneth B. Roath
949/221-0600

James G. Reynolds

HEALTH CARE PROPERTY INVESTORS, INC. COMPLETES $135 MILLION FIXED RATE PERPETUAL PREFERRED STOCK OFFERING

NEWPORT BEACH, CALIFORNIA, September 9, 1998 -- Health Care Property Investors, Inc. (NYSE/HCP) announced today that it has sold 5,385,000 shares of 8.7 percent Series B Cumulative Redeemable Preferred Stock at $25 per share. The Series B Preferred Stock, which may be called by the Company at par on or after September 30, 2003, has no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company. The Series B Preferred Stock has been rated Baa2/BBB/BBB+ by Moody's Investors Service, Standard & Poor's and Duff and Phelps Credit Rating Co., respectively. The Company has received approval from the New York Stock Exchange (NYSE) to list the Series B Preferred Stock on the NYSE.

The net proceeds of the offering will be approximately $130 million. Proceeds of the offering will be used to repay short-term bank debt and to fund future acquisitions. Kenneth B. Roath, Chairman and Chief Executive Officer of the Company, said, "We are very pleased by the exceptional demand for our preferred stock in these very turbulent capital markets. The offering was received well enough that we were able to increase the size while slightly decreasing the dividend rate. We believe that this preferred stock is a good addition to the permanent equity base of Health Care Property Investors and shows the excellent reception for the Company's security offering under difficult market conditions."

The Underwriters were Merrill Lynch & Co. (books), Morgan Stanley Dean Witter, PaineWebber Incorporated, Prudential Securities Incorporated and Salomon Smith Barney. The Underwriters have a 30-day option to purchase an additional 365,000 shares to cover over-allotments. A copy of the prospectus relating to the offering may be obtained from Merrill Lynch & Co., 250 Vesey Street, New York, New York, 10281.

Health Care Property Investors, Inc. is a self-administered equity-oriented real estate investment trust that invests in health care related facilities, including long-term care, acute care, rehabilitation, assisted living and congregate care, physician group practice clinics, medical office buildings and a psychiatric care center. The Company has invested directly or through joint ventures in 292 properties in 41 states.